Exhibit 21.1

SMF ENERGY CORPORATION
SUBSIDIARIES

The following is a list of the subsidiaries of the Company and the jurisdictions under which each is organized.  The Company owns 100 percent of the voting securities of each such subsidiary.

Name of Subsidiary	Jurisdiction of Organization
Streicher Realty, Inc.	Florida

SMF Services, Inc.	Delaware

H & W Petroleum Company, Inc.	Texas